Liquid Media Partners with Creators of Hootsuite to Advance Company’s Streaming Platform

Vancouver, BC – July 22, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the engagement of two renowned digital agencies, Invoke and Arkitek/Creative, to drive the transformation of its streaming platform. These firms have built their reputations serving the who’s who of the entertainment world. Notably, Invoke created Hootsuite, the industry-changing social media management platform, which is now used by over 800 Fortune 1000 companies, has a current user base upwards of 15 million and an estimated valuation of USD$1-billion.

As one of Canada’s leading developers of digital products, Invoke has also made quantum computing accessible for industry pioneer D-Wave and empowered fans of NBC’s hit show The Voice through social gaming. Additional Invoke clients over 20 years in business include Viacom, Toyota, the NHL, the BBC, and the Food Network, among many others.

“Our commitment to creating the digital products of the future always starts and ends with the people that use them,” said Wes Deboer, Director of Technology at Invoke. “We're excited to work with this community of filmmakers and content creators as we uncover ’what comes next‘ and launch Liquid’s digital streaming platform reimagined for evolving consumer behavior and engagement in today’s new world.”

Frequent collaborators Arkitek Creative and Crafted INK Consulting share a passion for storytelling and strong ties to Hollywood North’s film industry. The companies' combined prowess across digital media production, branding, marketing and PR has garnered a noteworthy portfolio, including Walt Disney, Netflix, LucasFilm, Sony Picture Imageworks, Universal, Paramount and the Sustainable Production Forum.

“Liquid is building the next destination for the creative community – from new and established festivals plus storied filmmakers to first-time content creators – and their audiences,” said Joshua Jackson, Chairman of Liquid Media. “The combination of expertise represented across our team and partners is tremendously exciting,” Jackson continued, “we believe this talented group will help us bring the best tools to market by leveraging innovative technology that further enhances our streaming platform. Our aim is to release an incredibly vibrant offering that will drive us into the future while keeping both the filmmaker and the shared experience at the core.”

Recent trends and world events have moved many parts of life online, and accelerating trends towards increased streaming across video, music and gaming show no sign of slowing down. The global video streaming market size, USD$66.2-billion 2019, is expected to grow to reach USD$184.2-billion in 2027. Video game sales alone hit a record $10.9B USD in Q1 of 2020 while total game-related purchases (software, hardware and accessories) totaled $1.6B in March alone, representing a 35% year-over-year increase.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran Media + Entertainment expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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